NORTHERN ORION RESOURCES INC. (the "Issuer")

TO: Registered and Non-Registered Shareholders

National Instrument 51-102 provides Shareholders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer. The documents will be accessible under the Issuer's profile at www.sedar.com. However, if you wish to receive any such mailings, please check the applicable box below:

I wish to receive annual financial statements and MD & A	☐
I wish to receive interim financial statements and MD & A	☐

COMPLETE AND RETURN THIS FORM TO:

Pacific Corporate Trust Company
10th Floor - 625 Howe Street
Vancouver, British Columbia
V6C 3B8

Street Address	City/Town/Province/Postal Code

Print Name of Shareholder	Signature of Shareholder

Date

By signing this form, I hereby certify that I am a shareholder of the Issuer.